Mail Stop 4720

                                                           July 24, 2018


Brian W. Maass
Executive Vice President and Chief Financial Officer
TCF Financial Corporation
200 Lake Street East
Wayzata, Minnesota 55391-1693

       Re:    TCF Financial Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 23, 2018
              File No. 001-10253

Dear Mr. Maass:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 7. Allowance For Loan and Lease Losses and Credit Quality Information, page 80

   1. Please tell us why there is a difference between the allowance for loan and lease losses attributable to loans individually evaluated for impairment of $23,936 at December 31,
      2017 in the Total column on page 80 and the allowance for impaired loans of $21,394 at
      December 31, 2017 on page 84. Please also tell us why there is a difference between the allowance for loan and lease balance attributable to loans individually evaluated for impairment of $223,260 at December 31, 2017 in the Total column on page 80 and the loan balance of impaired loans at December 31, 2017 of $171,448 on page
84.
 Brian W. Maass
TCF Financial Corporation
July 24, 2018
Page 2

Form 10-Q for the Quarterly Period Ended March 31, 2018
Notes to Consolidated Financial Statements
Note 6. Allowance For Loan and Lease Losses and Credit Quality Information, page 13

    2. Please tell us why there is a difference between the portion of the allowance for loan and lease losses attributable to loans individually evaluated for impairment of $24,262 at
       March 31, 2018 in the Total column on page 13 and the allowance for impaired loans of
       $21,364 at March 31, 2018 on page 17. Please also tell us why there is a difference between the portion of the loan and lease balance attributable to loans individually evaluated for impairment of $219,862 at March 31, 2018 in the Total column on page 13 and the loan balance of impaired loans at March 31, 2018 of $168,107 on page 17.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3752 with any questions.


                                                            Sincerely,

                                                            /s/ Gus Rodriguez

                                                            Gus Rodriguez
                                                            Accounting Branch
Chief
                                                            Office of Financial
Services